

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Khurram Sheikh
Chief Executive Officer
CXApp Inc.
Four Palo Alto Square, Suite 200,
3000 El Camino Real
Palo Alto, CA 94306

> **Re: CXApp Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File June 20, 2023**
> **File No. 333-271340**

Dear Khurram Sheikh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

Amendment No. 2 to Form S-1

Principal Stockholders, page 97

1. We note your revisions to the beneficial ownership table in response to prior comment 5. Please continue to revise the table to be consistent with the disclosure requirements of Item 403 of Regulation S-K. For example,
    - In the preface to the table or in footnote (1), disclose the total number of Class A shares, Class C shares and Common Stock outstanding.
    - It is not clear why you disclose that the Sponsor beneficially owns 15,158,304 shares rather than 15,756,304 shares. Please advise.
    - It is not clear how you arrived at the percentage beneficial ownership of the Sponsor

and Khurram P. Sheikh. Please advise.
- You should disclose the natural person(s) who have voting and/or investment power over the company's shares held by the Sponsor.
- With respect to Khurram P. Sheikh's beneficial ownership amount, you should provide footnote disclosure of the amount of such shares he has the right to acquire beneficial ownership within 60 days. You should also clarify whether his share amount includes the shares held by the Sponsor.
- You continue to include a row entitled "Pro forma Common Stock".

There are just examples. Please revise as appropriate.

<u>Selling Securityholders, page 98</u>

2.   Please include the shares underlying BlackRock's private warrants in BlackRock's beneficial ownership amount prior to and after the offering. In addition, please indicate the number of shares being offered by the Sponsor that consist of shares underlying the Sponsor's private warrants.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael J. Mies, Esq.